Independent Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have completed integrated audits of Aurizon Mines Ltd.’s 2009 and 2008 financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of Aurizon Mines Ltd. as at December 31, 2009 and December 31, 2008, and the related statements of earnings and comprehensive income, deficit and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

Aurizon Mines Ltd. | December 31, 2009	Page 1

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective Internal Control - Integrated Framework over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, British Columbia

March 17, 2010

Aurizon Mines Ltd. | December 31, 2009	Page 2

Aurizon Mines Ltd.

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008
ASSETS		$	$
Current assets
Cash and cash equivalents	4	113,098	34,337
Restricted cash	12b	-	21,225
Accounts receivable and prepaid expenses	5	4,825	4,419
Tax credits receivable	6	2,587	5,301
Derivative instrument assets	11a	5,274	412
Inventories	7	11,897	10,145
		137,681	75,839
Non-current assets
Derivative Instrument assets	11a	-	1,420
Other assets	8	14,551	1,553
Property, plant and equipment	9	53,691	54,761
Mineral properties	10	117,370	124,378
TOTAL ASSETS		323,293	257,951
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		16,451	15,067
Derivative instrument liabilities	11a	13,885	13,727
Current portion of long-term obligations	12	652	21,663
Current provincial resource taxes payable	14b	3,752	1,302
Current portion of future income and resource tax liabilities	14c	1,275	-
		36,015	51,759
Non-current liabilities
Derivative instrument liabilities	11a	-	13,474
Long-term obligations	12	705	9,430
Asset retirement obligations	13	21,816	20,905
Future income and resource tax liabilities	14c	29,120	17,442
TOTAL LIABILITIES		87,656	113,010
SHAREHOLDERS’ EQUITY
Share capital
Common shares issued –159,008,607 (2008 – 148,068,248)	15b	247,365	194,647
Contributed surplus	16	979	872
Stock based compensation	15c	10,178	9,013
Deficit		(22,885)	(59,591)
TOTAL SHAREHOLDERS’ EQUITY		235,637	144,941
TOTAL EQUITY AND LIABILITIES		323,293	257,951

The attached notes form an integral part of these financial statements.

Signed on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Audit Committee member

Aurizon Mines Ltd. | December 31, 2009	Page 3

Aurizon Mines Ltd.

Statements of Earnings and Comprehensive Income
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008
Revenue		$	$
Mining operations		175,560	144,452
Expenses
Operating		73,479	68,605
Depreciation, depletion and accretion		36,514	35,582
Administrative and general		10,851	10,929
Exploration		3,769	11,426
Derivative (gains) losses	11a	(4,946)	10,586
Interest on long-term debt	18b	485	2,692
Foreign exchange loss (gain)		2,413	(1,059)
Capital taxes		837	397
Non refundable tax credits	8a	(4,468)	-
Other income	17	(786)	(6,229)
		118,148	132,929
Earnings for the year before income tax		57,412	11,523
Current provincial resource taxes	14b	(7,753)	(1,302)
Future income tax expense	14a	(12,953)	(5,300)
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		36,706	4,921
Weighted average number of common shares outstanding (thousands)		156,266	147,708
Earnings per share - Basic and diluted		0.23	0.03

Statements of Deficit

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008
		$	$
Deficit – Beginning of year		(59,591)	(64,512)
Net earnings for the year		36,706	4,921
DEFICIT – END OF YEAR		(22,885)	(59,591)

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd. | December 31, 2009	Page 4

Aurizon Mines Ltd.

Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008
Operating Activities		$	$
Net earnings for the year		36,706	4,921
Adjustment for non-cash items:
Depreciation, depletion and accretion		36,514	35,582
Refundable tax credits		(709)	(2,003)
Non refundable tax credits	8a	(4,793)	-
Stock based compensation	15c	2,865	4,003
Unrealized derivative (gains) losses	11a	(14,139)	10,586
Future income tax expense		12,953	5,301
Other		(25)	85
		69,372	58,475
Decrease in non-cash working capital items	18a	2,450	1,790
Net cash provided by operating activities		71,822	60,265
Investing Activities
Reclamation deposits		(221)	(158)
Property, plant and equipment		(11,422)	(7,500)
Mineral properties		(26,811)	(20,498)
Refundable tax credits		5,790	3,957
Derivative instruments	11a	(2,620)	-
Restricted cash proceeds	12b	21,225	10,528
Net cash used in investing activities		(14,059)	(13,671)
Financing Activities
Issuance of shares, net	15b	50,925	2,653
Long-term debt	12a	(29,927)	(39,747)
Net cash provided by (used in) financing activities		20,998	(37,094)
NET INCREASE IN CASH AND CASH EQUIVALENTS		78,761	9,500
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		34,337	24,837
CASH AND CASH EQUIVALENTS – END OF YEAR		113,098	34,337

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd. | December 31, 2009	Page 5

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1.

CORPORATE INFORMATION AND NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  The Company is primarily focused on the mining and development of the Casa Berardi property as well as completing a final feasibility study on the Joanna property, on which a pre-feasibility study was completed in 2009.

The Company's performance is highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

Aurizon Mines Ltd is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and NYSE AMEX, and its head office is located in Vancouver, Canada.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown.  Reference to $US is to United States dollars.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 20.

b)

Principles of Consolidation

The Company had no subsidiaries as at December 31, 2009.

c)

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year.  The resulting gains and losses are included in the determination of earnings.

d)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, asset impairments, future income tax valuation allowances, recovery of future tax assets, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

Aurizon Mines Ltd. | December 31, 2009	Page 6

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

f)

Restricted Cash

Restricted cash includes cash on hand, term deposits and short term investments with the original terms to maturity of less than six months, for which the use is restricted by the covenants or contractual obligations of a project debt facility, with the purpose of funding the operations and debt repayments on debt-financed projects.  Restricted cash investments are readily convertible to known amounts of cash and, in the opinion of management, are not subject to a significant risk of changes in value.  Restricted cash has been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

g)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement cost.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

h)

Mineral Properties

i)

Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2(h)(ii) are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

Aurizon Mines Ltd. | December 31, 2009	Page 7

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

ii)

Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

•

Geology:  There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

•

Infrastructure: The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.

•

Life of mine plans:  A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

•

Authorizations:  Operating and environmental permits exist or there is reasonable assurance that they are obtainable.

•

Stage of mine development:  A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Aurizon Mines Ltd. | December 31, 2009	Page 8

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions set out in Note 2(h)(ii) are met.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

i)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

j)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives.  Repairs and maintenance expenditures are charged to operations as incurred.  Depreciation of property, plant and equipment begins when assets are substantially put into service and is calculated as follows:

Asset category	Depreciation method
Mine site and tailings infrastructure	Unit of production
Machinery, equipment and furniture	20% declining balance
Computers and software	50% declining balance
Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

k)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement from which collectability is reasonably assured.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

l)

Financial Instruments

The Company’s cash, cash equivalents, restricted cash, and reclamation deposits have been classified as held-for-trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable and long-term debt are recorded at amortized cost.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

Aurizon Mines Ltd. | December 31, 2009	Page 9

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to earnings.

m)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.  The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

n)

Government Assistance

Government assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

o)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.  The fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

p)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

q)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

r)

Comparatives

  Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Aurizon Mines Ltd. | December 31, 2009	Page 10

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

a) Goodwill and intangible assets, CICA section 3064

Handbook Section 3064, "Goodwill and Intangible Assets," replaces Section 3062, "Goodwill and Other Intangible Asset," and CICA Section 3450, "Research and Development Costs," and EIC-27, "Revenues and expenditures during the pre-operating period."  The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-operating and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. As a result of the adoption of Section 3064, EIC 27, ‘Revenues and expenditures during the pre-operating period’ is no longer applicable to the Company.

The Company's Casa Berardi mine was in pre-commercial production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2007 and 2006 results have been retrospectively restated. During the pre-commercial production period, the proceeds from the sale of gold exceeded the amount of operating expenditures and accordingly the restatements resulted in an increase in net earnings of $3.8 million for the year ended December 31, 2007 and $0.7 million for the year ended December 31, 2006.  The impact of these restatements is reflected in the Statements of Deficit.

b) Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009.  The Company adopted EIC-173 effective January 1, 2009.  The adoption of this standard did not impact the Company’s financial statements.

c) Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs.  In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs.   The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

d) The Company adopted the following new standards during the year:

“Financial Instruments - Disclosures”, CICA section 3862

In June 2009, the CICA issued an amendment to Section 3862 “Financial Instruments - Disclosures”. The amendment enhances the disclosure requirements related to fair value measurements and liquidity risks of financial instruments, and requires the disclosure of a “fair value hierarchy” within which financial instruments are classified at one of three levels according to the relative reliability of the inputs used to estimate their fair values. This amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009.  The new disclosure requirements of this standard are addressed in Note 19.

Aurizon Mines Ltd. | December 31, 2009	Page 11

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

4.

CASH AND CASH EQUIVALENTS

	2009	2008
	($000)	($000)
Cash	49,605	9,478
Short-term investments	63,493	24,859
	113,098	34,337

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise Treasury bills with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.1% and 0.22% (in 2008: Bankers’ acceptance notes bearing interest between 1.2% and 2.5%).

5.

ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2009	2008
	($000)	($000)

Accounts receivable	3,262	3,323
Prepaid expenses	1,563	1,096
	4,825	4,419

6.

TAX CREDITS  RECEIVABLE

	2009	2008
	($000)	($000)

Quebec refundable resource credits	862	3,298
Quebec refundable tax credits	709	2,003
Non refundable tax credits (Note 8a)	1,016	-
	2,587	5,301

7.

INVENTORIES

	2009	2008
	($000)	($000)

Supplies and materials	3,692	3,019
Stockpile ore	440	214
Gold bullion and in-process	7,765	6,912
	11,897	10,145

Aurizon Mines Ltd. | December 31, 2009	Page 12

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

8.

OTHER ASSETS

	2009	2008
	($000)	($000)

Quebec refundable resource credits (Note 6)	-	862
Non refundable tax credits	13,438	-
Workers compensation premiums	501	300
Reclamation deposits	612	391
	14,551	1,553

a)   Non refundable tax credits

As at December 31, 2009, the Company accrued a total of $14.4 million in respect of non refundable tax credits (Note 14e) which may be used to reduce future  capital and income taxes.  The portion of these tax credits relating to capitalized expenditures incurred at Casa Berardi totals $9.6 million and is reflected in Mineral Properties. The credits relating to expenses incurred at Joanna, totaling $4.8 million, are reflected in earnings, of which $0.3 million has been applied as a reduction of exploration and interest expenses, resulting in a net gain of $4.5 million in 2009.  These tax assets are being recognized in 2009 due to the expectation that there will be sufficient future taxable earnings against which these credits can be applied.  This expectation is based on assertions and estimates deriving from the Company’s long-term mining plan and cash-flow models.  The portion of these tax credits expected to be utilized within one year is $1.0 million, representing the estimated 2010 Quebec capital tax expense.

b)   Workers compensation premiums

In 2008, the Company began participating in a retrospective workers compensation premiums program in which annual workers compensation premiums are retrospectively adjusted based on the Company’s overall safety records and history of incident claims.  As at December 31, 2009, the Company estimates it will receive a refund of $0.2 million in 2014 in respect of premiums paid for the year ended December 31, 2009, and $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

c)   Reclamation deposits

As at December 31, 2009, the Company has invested $0.6 million in term deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.  As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly.

Aurizon Mines Ltd. | December 31, 2009	Page 13

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

9.

PROPERTY, PLANT AND EQUIPMENT

	2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	($000)	($000)	($000)	($000)	($000)	($000)

Mine site and tailings infrastructure	49,241	(16,735)	32,506	46,674	(9,570)	37,104
Machinery and equipment	31,843	(11,804)	20,039	23,739	(7,386)	16,353
Buildings and leasehold improvements	1,219	(843)	376	1,186	(814)	372
Office equipment and furniture	529	(388)	141	508	(355)	153
Computers and software	1,891	(1,262)	629	1,580	(801)	779
	84,723	(31,032)	53,691	73,687	(18,826)	54,761

10.

MINERAL PROPERTIES

	2009	2008
	($000)	($000)
Producing mining property
Casa Berardi, Quebec
Cost	188,837	174,112
Accumulated depletion	(73,829)	(50,742)
	115,008	123,370
Exploration properties
Joanna, Quebec	2,287	933
Kipawa, Quebec	75	75
	2,362	1,008
	117,370	124,378

        a)   Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year.  The commitment for the first year has been fulfilled.  Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

Aurizon Mines Ltd. | December 31, 2009	Page 14

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

10.

MINERAL PROPERTIES (Continued)

During 2009, $10.9 million (2008 - $5.9 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2009, $39.1 million of these costs have been capitalized to Casa Berardi mineral property costs.

b)

Joanna Property, Quebec

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block of the Joanna Property by disbursing the final payment of $0.1 million pursuant to the property option agreement.  An advance royalty of $0.5 million is payable upon completion of the final feasibility study.

During 2009, the Company completed the earn-in requirements relating to property option agreements with Vantex Resources Ltd. (“Vantex”) and Stellar Pacific Ventures Inc. (“Stellar”) and now holds, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the Joanna property.  Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production.   In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex.  The Company has an option to buy back 50% of the 1.5% royalty at any time at a cost of $0.5 million.

In September 2008, the Company entered into a letter agreement with Alexandria Minerals Corporation ("Alexandria") whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the "Alexandria Claims"). One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2.0 million.   The option requires Aurizon to: make a cash payment of $0.2 million and issue shares of Aurizon having an aggregate market value of $0.2 million within thirty days of a definitive agreement; incur exploration expenditures of $0.7 million over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1.6 million, by the 2nd anniversary of the signed formal agreement.  A definitive formal agreement was signed on December 18, 2008, and in January 2009 the Company made the required payment of $0.2 million and issued  54,234 shares at a deemed value of $0.2 million to Alexandria.

c)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

d)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  The Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.  During 2009, the Company received royalties totalling $0.3 million in respect of the Beaufor mine (2008: $0.5 million).

Aurizon Mines Ltd. | December 31, 2009	Page 15

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

11.           COMMITMENTS

a)

Derivative positions

The Company’s derivative positions at December 31, 2009 were as follows:

Total *
Gold
US$500 put options purchased - ounces	65,814
Call options purchased – ounces	16,614
Average call price per ounce	US$863
Call options sold - ounces	65,814
Average call price per ounce	US$908

Canadian – U.S. dollars
Forward sales contracts – ’000 Cad	$18,600
Average exchange rate Cad/US	1.11
* all derivative contracts expire in 2010

As at December 31, 2009, the net unrealized mark-to-market liability of the gold derivative positions totaled $9.7 million (2008: $19.8 million), and the currency derivative positions had a net unrealized mark-to-market value of $1.1 million (2008: $5.6 million), for a total unrealized net derivative liability of $8.6 million (2008: $25.4 million).  The spot gold price and Cad/US exchange rate were US$1,104 and 1.05 respectively as at December 31, 2009.

In August 2009, the Company reduced its exposure to the gold call options sold by purchasing 16,614 ounces of call options that expire in 2010 with an exercise price of US$863 per ounce.  The cost of the purchase, totaling $2.6 million (US$2.4 million at a Cad/US exchange rate of 1.08), has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

Certain of the gold and currency contracts were required by the syndicate of lenders in conjunction with the Casa Berardi project loan facility (Note 12).  There are no margin requirements with respect to mark-to-market liabilities.  In the event that certain financial or mineral reserve life ratios are breached, the Company may be required to provide margin or financially settle the outstanding mark-to-market liabilities.  As at December 31, 2009, the Company was not in breach of these ratios.

Aurizon Mines Ltd. | December 31, 2009	Page 16

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

11.           COMMITMENTS (Continued)

The current and non-current portions of these net liabilities as at December 31, 2009, and December 31, 2008 are reflected in the balance sheets as follows:

	ASSETS		LIABILITIES
2009	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Total Assets/(Liabilities)
	($000)	($000)	($000)	($000)	($000)

Gold call options purchased	4,228	-	-	-	4,228
Gold call options sold	-	-	(13,885)	-	(13,885)
Currency contracts	1,046	-	-	-	1,046
Totals – as at December 31, 2009	5,274	-	(13,885)	-	(8,610)
	ASSETS		LIABILITIES
2008	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Losses	Total Assets/(Liabilities)
	($000)	($000)	($000)	($000)	($000)

Gold put options	412	1,420	-	-	1,832
Gold call options sold	-	-	(9,758)	(11,862)	(21,620)
Currency contracts	-	-	(3,969)	(1,612)	(5,581)
Totals - as at December 31, 2008	412	1,420	(13,727)	(13,474)	(25,369)

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  Advance payments of $0.2 million have been paid to date, and during 2009, payments of $0.3 million (2008 - $0.2 million) were charged to earnings.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During 2009, $0.1 million in respect of the Joanna project was charged to earnings (2008: nil).

Aurizon Mines Ltd. | December 31, 2009	Page 17

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

11.           COMMITMENTS (Continued)

c)    Contractual obligations

      The Company’s significant contractual obligations are as follows:

(all figures undiscounted)	Note	Total	Due in less than 1 Year	Due 1 -3 Years	Due in more than 3 Years
		($000)	($000)	($000)	($000)
Capital leases	12d	66	66	-	-
Reimbursable government assistance	12c	1,373	600	773	-
Environmental and reclamation	13	30,509	284	-	30,225
Mineral properties commitments	10	2,150	2,150	-	-
Hydro Quebec – distribution line		655	328	327	-
Head Office Lease		135	115	20	-
Total contractual obligations		34,888	3,543	1,120	30,225

12.

LONG-TERM OBLIGATIONS

a)    Long-term obligations

	2009	2008
	($000)	($000)
Project loan facility	-	29,161
Capital lease obligation	66	142
Reimbursable government assistance	1,291	1,790
	1,357	31,093
Less current portions:
Project loan facility	-	(21,000)
Capital lease obligation	(66)	(77)
Reimbursable government assistance	(586)	(586)
	(652)	(21,663)
Long-term obligations	705	9,430

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  A total of $73.5 million was drawn on the facility, of which $4.4 million was repaid in 2007, $39.8 million was repaid in 2008, and in accordance with the provisions in the credit agreement, the Company elected to repay the loan facility in full, resulting in principal repayments of $29.3 million in 2009.  There were no penalties for the early repayment of the loan facility.  The Company borrowed in the form of both a bankers’ acceptance loan and prime rate based loan. Interest on the loan in 2009 was CDOR plus 1.875% in respect of the bankers’ acceptance loan, and prime plus 0.875% in respect of the prime rate based loan.

Aurizon Mines Ltd. | December 31, 2009	Page 18

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

12.

LONG-TERM DEBT (Continued)

b)

Restricted cash

	2009	2008
	($000)	($000)
Cash	-	9,936
Short-term investments	-	11,289
Restricted cash	-	21,225

On September 30, 2009, in accordance with the provisions of the Casa Berardi project debt facility, all funds kept in restricted accounts were released to the Company following the pre-payment of the outstanding principal owing.

c)

Government assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi.  In May 2009, the Company repaid $0.6 million, which represented the first tranche of 30% due within two years of achieving the planned production levels.  As at December 31, 2009, repayment of the second tranche of 30% of the assistance is due within the next 12 months, and the remaining 40% within the next 24 months.  In 2009, the fair value of the government assistance totalling $1.3 million was recorded as a liability (Note 12(a)) and the carrying value of the mineral property was increased by the same amount.  The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received by the Company in the past nine years.

13.

ASSET RETIREMENT OBLIGATIONS

	2009	2008
	($000)	($000)
Asset retirement obligations – beginning of year	20,905	2,598
Obligations incurred during the year	-	18,123
Accretion expense	911	184
Asset retirement obligations – end of year	21,816	20,905

Aurizon Mines Ltd. | December 31, 2009	Page 19

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

13.

ASSET RETIREMENT OBLIGATIONS (Continued)

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	($000)
Casa Berardi, Quebec:
Initial obligation estimate	2,726	8.0%	2014
Changes in cash flow estimates	27,783	4.4%	2012 to 2020
	30,509	4.7%	2012 to 2020

As at December 31, 2009, $0.6 million (2008 - $0.4 million) of reclamation deposits (Note 8c) had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.  During 2009, there were no additional obligations incurred.  The Company is currently preparing an updated mine closure plan which will be submitted to the government authorities in June 2010, and which will include a revised estimate of the total reclamation costs to be incurred at Casa Berardi.

14.

INCOME TAXES

a)   The provision for income and resource taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2009	2008
	($000)	($000)
Earnings before income taxes	57,412	11,523
Combined Federal and Provincial rates	30.90%	30.90%
Income taxes at combined Federal and Provincial rates	17,740	3,561
Increase (decrease) resulting from:
Quebec resource taxes	(2,396)	-
Change in valuation allowance	(1,899)	(1,911)
Effect of change in realized Federal tax rates	(1,429)	(765)
Non-deductible costs	900	1,253
Future Quebec resource taxes	37	3,162
Future income tax expense	12,953	5,300

Aurizon Mines Ltd. | December 31, 2009	Page 20

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

14.

INCOME TAXES (Continued)

b)   Current provincial resource taxes payable

Quebec mining resource taxes are payable at a tax rate of 12% on Quebec mining income.  In 2009, the current mining resource tax expense was $7.75 million, of which $3.75 million was payable as at December 31, 2009 (2008: $1.3 million).

c)   Future income and resource tax liabilities

	2009	2008
	($000)	($000)
Federal and provincial future income tax liabilities	17,303	4,387
Quebec future resource tax liabilities	13,092	13,055
Future income and resource tax liabilities	30,395	17,442
Less:
Current portion of federal and provincial future income tax liabilities	(1,275)	-
Non-current future income and resource tax liabilities	29,120	17,442

d)   Temporary differences giving rise to future income tax assets and liabilities

	2009	2008
	($000)	($000)
Future income tax assets
Unrealized derivative losses	4,152	8,269
Asset retirement obligations	5,868	5,624
Other	386	241
Non-capital losses	52	-
	10,458	14,134
Less: valuation allowance	-	(1,899)
	10,458	12,235

Future income tax liabilities
Unrealized derivative gains	1,577	556
Mineral properties	17,559	13,870
Property, plant and equipment	4,396	1,657
Non-refundable tax credits	4,031	-
Other	198	539
	27,761	16,622
Net future income tax liabilities	17,303	4,387

Aurizon Mines Ltd. | December 31, 2009	Page 21

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

14.

INCOME TAXES (Continued)

The income tax valuation allowance totalling $1.899 million as of December 31, 2008 is related to Quebec future income tax assets that have not been recognized as they did not meet the criteria of ‘more likely than not that a future income tax asset will be recognized’. This is as a result of the fact that the Quebec tax pools are significantly larger than the Federal tax pools. The reduction in the valuation allowance in 2008 and 2009 was as a result of our taxable income being significantly in excess of expectations, largely as a result of the substantial increase in the gold price.

e) Non-refundable tax credits

The Company has $14.4 million of non-refundable tax credits (Note 8a), consisting of $7.8 million Quebec non refundable tax credits which may be carried forward from 2013 to 2017 before expiring, and $6.6 million of federal non-refundable tax credits which may be carried forward from 2013 to 2029.

15.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000’s)	($000)
December 31, 2007	146,731	190,976
Exercise of stock options	1,337	2,654
Fair value of stock options exercised	-	1,017
December 31, 2008	148,068	194,647
Exercise of stock options	1,177	3,597
Fair value of stock options exercised	-	1,593
Mineral property payments	54	200
Bought deal financing	9,709	47,328
December 31, 2009	159,008	247,365

On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million.  Net proceeds of the financing after underwriters’ commissions and related costs totalled $47.3 million.  In addition, during 2009 the Company received $3.6 million from the exercise of incentive stock options.  In total, the Company received $50.9 million in cash resulting from the issuance of capital stock during 2009 (2008: $2.7 million).

Aurizon Mines Ltd. | December 31, 2009	Page 22

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

15.

SHARE CAPITAL (Continued)

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant; others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not at any time exceed 7% of the issued and outstanding shares of the Company.  As at December 31, 2009, the maximum number of shares available under the Plan was 11.1 million shares.

The status of stock options granted to employees and directors as at December 31, 2009 and 2008 and the changes during the years ended on those dates is presented below:

	Year ended December 31, 2009		Year ended December 31, 2008
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000’s)		(000’s)

Outstanding at beginning of year	8,518	$3.51	6,605	$3.09
Granted	730	$5.46	3,305	$3.75
Exercised	(1,177)	$3.06	(1,337)	$1.98
Expired or forfeited	(122)	$4.42	(55)	$4.25
Outstanding at end of year	7,949	$3.75	8,518	$3.51
Vested and exercisable at the end of the year	5,766	$3.60	5,534	$3.35

A summary of information about the incentive stock options outstanding at December 31, 2009 is as follows:

Exercise prices	Number outstanding (000’s)	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $1.99	320	0.9 years	$1.37
$2.00 - $2.99	2,597	3.1 years	$2.76
$3.00 - $3.99	1,470	2.6 years	$3.78
$4.00 - $4.99	1,719	2.3 years	$4.11
$5.00 - $5.99	1,593	3.8 years	$5.05
$6.00 - $6.09	250	4.2 years	$6.09
	7,949	2.9 years	$3.75

During 2009, incentive stock options were granted to officers and employees to purchase up to 730,000 shares at a weighted average exercise price of $5.46 per share.  The weighted average fair value of the options granted was estimated as $2.57 per share option using the Black-Scholes option-pricing model.  The total stock based compensation cost associated with these grants is $2.0 million, of which $0.7 million was expensed immediately based on the options that vested immediately on the grant dates.  The remaining cost of $1.3 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

Aurizon Mines Ltd. | December 31, 2009	Page 23

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

15.

SHARE CAPITAL (Continued)

In addition to the stock based compensation charges totalling $0.7 million (2008 - $2.5 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional stock based compensation charges totalling $2.2 million (2008 - $1.5 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  The total aggregate stock based compensation charge for the current year is $2.9 million (2008 - $4.0 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2009	2008
Expected volatility	62%	51%
Risk-free interest rate	2.02%	2.57%
Expected lives	3.8 Years	4.2 Years
Dividend yield	Nil	Nil

The stock based compensation expense and changes in stock based compensation equity for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
	($000)	($000)
Stock based compensation expense	2,865	4,003

Stock based compensation – Equity
Beginning of year	9,013	6,062
Stock based compensation expense	2,865	4,003
Exercise of stock options	(1,593)	(1,017)
Forfeited stock options	(107)	(35)
End of year	10,178	9,013

As at December 31, 2009, there are 3.2 million stock options available for granting (2008 – 1.9 million) in accordance with the provisions in the Company’s stock option plan.

Aurizon Mines Ltd. | December 31, 2009	Page 24

Aurizon Mines Ltd.

 Notes to Financial Statements

For the years ended December 31, 2009 and 2008

16.

CONTRIBUTED SURPLUS

	2009	2008
	($000)	($000)
Contributed surplus – beginning of year	872	837
Forfeited stock options	107	35
Contributed surplus – end of year	979	872

17.

OTHER INCOME

	2009	2008
	($000)	($000)
Royalty income (Note 10d)	288	516
Recovery of takeover defense costs	-	4,000
Gain on disposal of property, plant and equipment	-	8
Interest income	498	1,705
Other income	786	6,229

18.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	2009	2008
	($000)	($000)
Accounts receivable and prepaid expenses	(406)	(1,318)
Gold inventory	(1,103)	(288)
Supplies inventory	(694)	(885)
Refundable tax credits	819	2,091
Current provincial resource taxes payable	(2,450)	(1,302)
Accounts payable and accrued liabilities	1,384	3,492
Decrease in non-cash working capital items	2,450	1,790

Aurizon Mines Ltd. | December 31, 2009	Page 25

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

18.

CASH FLOW INFORMATION

b)

Other information

	2009	2008
	($000)	($000)
Interest paid	542	2,692
Non refundable tax credits applied to interest expense	(57)	-
Interest expense net of non refundable tax credits	485	2,692

Non-cash items:
Fair value of shares issued for mineral properties	200	-

19.

FINANCIAL INSTRUMENTS

a)    Fair value and categories of financial instruments

The Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash and cash equivalents, restricted cash, reclamation deposits, derivative instruments	Held-for-trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.
Accounts receivable	Loans and receivables

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The Company accrues interest income/expense over the life of the instrument.

Accounts payable and accrued liabilities Long-term debt	Other financial liabilities

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement.  The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

During 2009, CICA handbook section 3862 “Financial Instruments – Disclosures” was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks.  Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values.  The three levels of the hierarchy are as follows:

o

 Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities;

o

 Level 2:

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o

 Level 3:

Inputs that are not based on observable market data.

Aurizon Mines Ltd. | December 31, 2009	Page 26

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

19.

FINANCIAL INSTRUMENTS (Continued)

The carrying values, fair market values, and fair value hierarchal classification of the Company’s financial instruments as at December 31, 2009 are as follows:

	Held for trading	Fair value hierarchy level
Financial assets	$
Cash, cash equivalents, reclamation deposits	113,710	Level 1
Derivative instrument assets	5,274	Level 2
	118,984
Financial liabilities
Derivative instrument liabilities	13,885	Level 2
	13,885

b)  Management of capital risk

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is not currently subject to any externally imposed requirements on its shareholders’ equity and during the year ended December 31, 2009, there has been no change in the overall capital risk management strategy employed by the Company.

c)   Interest rate risk

The Company’s cash, cash equivalents and restricted cash bear interest at fixed rates and have maturities as described in Note 4.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Prior to the repayment in full of the project debt facility in September 2009, the weighted average interest rate paid by the Company during the year on its outstanding debt was 3.46% (2008: 5.88%).

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2009, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $0.2 million (2008: $0.4 million) over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $1.1 million (2008: $0.6 million) over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2009.

Aurizon Mines Ltd. | December 31, 2009	Page 27

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

19.

FINANCIAL INSTRUMENTS (Continued)

d)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, cash equivalents and restricted cash with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A or better as determined by the most recent Standard & Poors credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 60% of the contracts.  The Company’s foreign exchange contracts are held with three counterparties, holding 32%, 34% and 34% of the contracts, respectively.  There are no margin calls with respect to these derivative positions.

e)   Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 (Notes 11 and 12).  These programs allow the Company to purchase 18.6 million Canadian dollars at an average exchange rate of 1.11 (Canadian dollars per U.S. dollar).

f)  Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, obtaining borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Aurizon Mines Ltd. | December 31, 2009	Page 28

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of earnings and deficit are summarized as follows:

a)   Balance Sheets

	2009				2008
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	($000)		($000)	($000)		($000)
Current assets
Cash and cash equivalents	113,098		113,098	34,337		34,337
Restricted cash	-		-	21,225		21,225
Accounts receivable and prepaid expenses	4,825		4,825	4,419		4,419
Tax credits receivable	2,587		2,587	5,301		5,301
Derivative instrument assets	5,274		5,274	412		412
Inventories (d)	11,897	(236)	11,661	10,145	(501)	9,644
	137,681		137,445	75,632		75,338
Non-current assets
Derivative instrument assets	-		-	1,420		1,420
Other assets	14,551		14,551	1,553		1,553
Property, plant and equipment	53,691		53,691	54,761		54,761
Mineral properties (d)	117,370	(6,749)	110,621	124,378	(8,134)	116,244
Total assets	323,293		316,308	257,951		249,316
Current liabilities
Accounts payable and accrued liabilities	16,451		16,451	15,067		15,067
Derivative instrument liabilities	13,885		13,885	13,727		13,727
Current portion of long term obligations (g)	652		652	21,663	(610)	21,053
Current provincial resource taxes payable	3,752		3,752	1,302		1,302
Current portion of future income and resource taxes	1,275		1,275	-		-
	36,015		36,015	51,759		51,759
Non-current liabilities
Derivative instrument liabilities	-		-	13,474		13,474
Long-term obligations (g)	705		705	9,430	(457)	8,973
Asset retirement obligations	21,816		21,816	20,905		20,905
Future income and resource taxes (d)	29,120	(1,079)	28,041	17,442	(1,302)	16,140
Total liabilities	87,656		86,577	113,010		110,641

Share capital (f)	247,365	3,590	250,955	194,647	3,590	198,237
Contributed surplus	979	288	1,267	872	288	1,160
Stock based compensation	10,178		10,178	9,013		9,013
Deficit	(22,885)	(9,784)	(32,669)	(59,591)	(10,144)	(69,735)
Total shareholders’ equity	235,637		229,731	144,941		138,675
Total liabilities & shareholders’ equity	323,293		316,308	257,951		249,316

Aurizon Mines Ltd. | December 31, 2009	Page 29

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES   (continued)

b)

Statements of Earnings and Deficit

	2009	2008
	($000)	($000)
Net earnings for the year - under Canadian GAAP	36,706	4,921
Depletion and depreciation (d)	1,750	1,771
Government assistance (e)	(101)	(198)
Amortization of deferred finance costs (g)	(1,067)	(610)
Future income tax expense (d)	(222)	(339)
Net earnings for the year – under U.S. GAAP	37,066	5,545
Deficit - under U.S. GAAP – Beginning of Year	(69,735)	(75,280)
Deficit – under U.S. GAAP – End of Year	(32,669)	(69,735)
Basic and diluted earnings per common share - under U.S. GAAP	0.24	0.04

c)

Statements of Cash Flow

	2009	2008
	($000)	($000)
Cash flow from operating activities – under Canadian and U.S. GAAP	71,822	60,265
Cash flow from investing activities – under Canadian and U.S. GAAP	(14,059)	(13,671)
Cash flow from financing activities – under Canadian and U.S. GAAP	20,998	(37,094)
Net increase in cash and cash equivalents	78,761	9,500

d)

Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, exploration costs are expensed as incurred.  As at December 31, 2009, mineral properties under Canadian GAAP include $6.7 million (2008: $8.1 million) of capitalized exploration, net of amortization, that is expensed under U.S GAAP.   These differences result in a $1.75 million reduction of depletion and depreciation expense in 2009 (2008 - $1.8 million) and a $0.2 million increase in future income tax expense in 2009 (2008 - $0.3 million) under U.S. GAAP.

Aurizon Mines Ltd. | December 31, 2009	Page 30

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

e)

Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production.  Under Canadian GAAP, the fair value of the debt was recognized in 2008 resulting in an increase in the carrying value of mineral properties because the original funding and related exploration expenditures were capitalized to mineral properties.  The fair value of the debt was established at $1.6 million and is being accreted over the term of the debt facility.  In May 2009, the Company reimbursed $0.6 million to the lender, and as at December 31, 2009, the estimated fair value of the debt was $1.3 million (2008 - $1.8 million).  During the year, accretion charges of $0.1 million (2008: $0.2 million) were added to mineral properties.

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.6 million charge to operations in 2008.   During 2009, accretion charges of $0.1 million (2008:  $0.2 million) were charged to operations.

f)

Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.

g)

Deferred Finance Costs

Under Canadian GAAP, the adoption of CICA Handbook Section 3855 in 2007 resulted in unamortized deferred finance costs totalling $2.3 million being charged to deficit.  Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt.  During 2009, the Company repaid in full the project debt facility.  Accordingly, the remaining unamortized deferred finance costs of $1.1 million were fully amortized during the year.

h)

Recently adopted accounting standards

a.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of this statement had no impact on the Company’s financial statements.

b.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.  The statement is effective for periods beginning on or after December 15, 2008.  The Company did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of this standard did not have a material effect on the Company’s results.

Aurizon Mines Ltd. | December 31, 2009	Page 31

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

c.

In May 2009, the FSAB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855).  The statement is effective for financial years ending after June 15, 2009.  SFAS 165 establishes general standards of accounting and disclosure of events that occur subsequent to the balance sheet date.  The adoption of this standard on January 1, 2009 did not impact the Company’s financial statements for the year ended December 31, 2009.

d.

In June 2009, FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”, Codified within ASC 105).  SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard did not impact the Company’s financial statements.

Aurizon Mines Ltd. | December 31, 2009	Page 32